Exhibit A

CERAGON NETWORKS LTD.
___________________________________________

NOTICE OF 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD ON SEPTEMBER 16, 2019

Notice is hereby given that the 2019 Annual General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on Monday, September 16, 2019 at 5:00 p.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

1.	To approve a cash bonus plan and equity compensation to our Chief Executive Officer for 2019; and

2.
To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2019 and until immediately following the next annual general meeting of shareholders.

At the Meeting, you will also have an opportunity to receive and consider the auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2018. This item will not involve a vote of the shareholders.

Only shareholders of record at the close of business day on Monday, August 19, 2019, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting and at any postponements or adjournments thereof.  All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States, at your earliest convenience so that it will be received at the offices of the Company no later than twenty four (24) hours prior to the Meeting (i.e., 5:00 p.m. (Israel time) on September 15, 2019). Execution of your proxy will not deprive you of your right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint holders of shares should take note that, pursuant to Article 69(b) of the Articles of Association of the Company (the "Articles"), a notice may be given by the Company to the joint holders of a share by giving notice to the first of the joint holders named in the Register of Shareholders with respect to the shares, and any notice so given shall be sufficient notice to the holders of such share(s).

Joint holders of shares should also take note that, pursuant to Article 32(d) of the Articles, the vote of the first of the joint holders named in the Register of Shareholders with respect to the share(s) who tenders a vote, will be accepted to the exclusion of the vote(s) of the other joint holder(s).

By Order of the Board of Directors,

ZOHAR ZISAPEL Chairman of the Board of Directors	IRA PALTI Director, President and Chief Executive Officer
August 12, 2019

CERAGON NETWORKS LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
_______________________

PROXY STATEMENT
_______________________

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares” or "Shares"), of Ceragon Networks Ltd. (“we,” “Ceragon” or the “Company”) in connection with the solicitation by the Board of Directors of the Company of proxies for use at the Company's 2019 Annual General Meeting of Shareholders (the “Meeting”), or at any postponements or adjournments thereof.

The Meeting will be held on Monday, September 16, 2019, at 5:00 p.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

PURPOSE OF THE ANNUAL GENERAL MEETING

It is proposed that at the Meeting, resolutions be adopted as follows:

1.	To approve a cash bonus plan and equity compensation to our Chief Executive Officer for 2019; and

2.
To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2019 and until immediately following the next annual general meeting of shareholders.

Additionally, at the Meeting, shareholders will be provided with the opportunity to receive and consider the auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2018; This item will not involve a vote of the shareholders.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Monday, August 19, 2019, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specification is made by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder, the form of proxy will be voted "FOR" all proposals and in the discretion of the proxies with respect to all other matters, which may properly come before the Meeting and any and all adjournments or postponements thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; or (ii) voting in person at the Meeting.  However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. If a proxy is properly executed and received at the offices of the Company not less than twenty-four (24) hours prior to the time fixed for the Meeting, Shares represented by the proxy in the enclosed form will be voted in the manner described above.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company, chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation for such solicitation, may solicit proxies by telephone, electronic mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K.

QUORUM

Two or more shareholders, present in person, by proxy or by proxy card, entitled to vote and holding together Ordinary Shares conferring in the aggregate twenty-five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to Monday, September 23, 2019, at the same time and place. At such adjourned Meeting, any two (2) shareholders present in person, by proxy or by proxy card, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of August 8, 2019, regarding: (i) all persons or entities known to the Company to beneficially own more than 5% of the Company’s Ordinary Shares; (ii) each "office holder1", as such term is defined in the Israeli Companies Law, 5759-1999 (the: "Companies Law"), of the Company (the: "Office Holders") known to the Company to beneficially own more than 1% of the Company's Ordinary Shares; and (iii) all Office Holders as a group.

[1]
The term "Office Holder" as defined in the Companies Law includes a director, the chief executive officer, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title, and any manager who is directly subordinated to the chief executive officer.

The information contained herein has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC.  Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

The "Number of Ordinary Shares Beneficially Owned" in the table below includes Shares that may be acquired upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days as of August 8, 2019. The Shares that may be issued under these options are deemed to be outstanding for the purpose of determining the percentage owned by the person or group holding the options but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other person or group shown in the table.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned (1)
Zohar Zisapel (2)	10,643,885	13.27%
Joseph D. Samberg (3)	9,850,000	12.28%
Renaissance Technologies LLC (4)	4,052,658	5.05%
Ira Palti (5)	1,018,754	1.27%
All Office Holders, including directors, as a group (consists of 14 persons)	13,053,157	16.27%

(1) (2)
Based on 80,230,133 Ordinary Shares issued and outstanding as of August 8, 2019.

Zohar Zisapel’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. Out of the total Ordinary Shares held by Zohar Zisapel, 18,717 Shares are held by RAD Data Communications Ltd., of which Mr. Zisapel is a principal shareholder and a director.

(3)
Joseph D. Samberg's address is 1091 Boston Post Road, Rye, NY 10580. Mr. Samberg does not directly hold any shares of the Company. The Joseph D. Samberg Revocable Trust, of which Mr. Samberg serves as trustee, directly holds 5,000,000 shares of the Company, and entities controlled by Mr. Samberg directly hold 4,850,000 shares of the Company. Mr. Samberg may be deemed to beneficially own the securities directly held by the Joseph D. Samberg Revocable Trust and the other entities.

(4)	Renaissance Technologies LLC is a Delaware limited liability company with an address in 800 Third Avenue New York, New York 10022.
(5)	Ira Palti’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. Mr. Palti is a Director and our President and CEO.

For information relating to the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2018, please see "Item 6. Directors, Senior Management and Employees – B. Compensation - b) Individual Compensation of Office Holders" in our Annual Report for 2018, which was filed on Form 20-F with the SEC on March 31, 2019 (File No. 0-30862).

ITEM 1

APPROVAL OF A CASH BONUS PLAN AND EQUITY COMPENSATION TO OUR CHIEF
EXECUTIVE OFFICER FOR 2019

Background

Under the Companies Law, arrangements regarding the compensation of a chief executive officer (“CEO”) of a publicly traded company should generally be consistent with such company's compensation policy and require the prior approval of the company's compensation committee, board of directors and shareholders (provided that, the majority of the shares voted in favor of this proposal are not held by "controlling shareholders" or shareholders with "personal interest" in the approval of such proposal, as further detailed below), in that order.

Under his existing employment agreement, our CEO, Mr. Ira Palti, is entitled to a gross annual base salary of NIS 1,080,000 (approximately $309,722 based on the NIS-US$ exchange rate as published by the Bank of Israel at the end of business on August 7, 2019), plus customary benefits which include, among others, managers' insurance, education fund, car expenses, long-term disability and life insurance. In addition, Mr. Palti is entitled to a performance based annual cash bonus and to an annual equity grant.

We now seek our shareholders' approval for a cash bonus plan and equity grant to our CEO for 2019.

General

2019 Cash Bonus Plan

Consistent with the Company’s compensation policy, approved by our shareholders on June 12, 2018 (the “Compensation Policy”), and subject to the limitations set forth therein, the Company may determine, with respect to each year, the target and maximum annual cash bonuses, as well as related objectives and related weights, applicable thresholds and the formula for calculating the annual cash bonus payment to be granted to our CEO.

Taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, our Compensation Committee and Board of Directors have resolved, and are recommending that the shareholders approve, the following annual bonus plan for calendar year 2019 for Mr. Ira Palti, and the following proposed related objectives, their weights and terms thereof:

The target annual bonus for 2019, which is the annual cash amount that Mr. Palti will be entitled to receive upon achievement of 100% of his objectives (see below), will be equal to ten (10) monthly salaries (approximately $248,619) ("On Target Bonus"), similarly to the target annual bonus that was approved for Mr. Palti with respect to the previous year. The actual annual cash bonus paid to Mr. Palti with respect to 2018 was a sum of approximately $364,565 (NIS 1,284,001), which is 43% above his the on-target bonus for such year, calculated in accordance with his actual performance measured against the principles of the 2018 cash bonus plan, as was approved by our shareholders. Our Compensation Committee and Board of Directors approved that the On Target Bonus is compliant with the Compensation Policy.

The personal objectives for the annual cash bonus of Mr. Palti for 2019, and their weights, are as follows:

(A)
Three financial measurable targets: (i) non-GAAP net income, weighing 60% of the On Target Bonus; (ii) GAAP net income, weighing 10% of the On Target Bonus; and (iii) Company's Days Sales Outstanding (DSO), weighting 10% of the On Target Bonus. These three targets are to be determined based on the Company’s 2019 annual business targets (each: a “Measurable Target”); Following the end of the calendar year, the actual achievements of the Company for 2019 shall be measured against each of the Measurable Targets, and the score results for each of the Measurable Targets (each: a  "CEO Measurable Achievement"), shall entitle our CEO to a bonus payment comprised as follows: (i) provided that the general plan's threshold is met (see below), achievement of up to 100% of each CEO Measurable Achievement, will be calculated on a linear basis or accelerated basis, as applicable, and entitle our CEO to up to 100% payment for such Measurable Target's respective weight of the On Target Bonus; and (ii) achievement above 100% of each CEO Measurable Achievement will increase the cash bonus for each such Measurable Target, on a linear or accelerated basis, as applicable to each Measurable Target, subject to the Maximum Payment Cap (see below); and

(B)	A non-measurable target comprised of personal performance criteria, pre-determined by our Compensation Committee and Board of Directors, which shall be assigned a 20% weight.

Our Compensation Committee and Board of Directors have set a minimum threshold score with respect to each of the Measurable Targets, so that below a certain level of CEO Measurable Achievement, payment will not be made with respect to such Measurable Target, as well as a general plan's threshold, referring to a certain level of achievement of a measurable financial criteria, below which no annual cash bonus shall be paid to our CEO with respect to 2019.

Further, our Compensation Committee and Board of Director have resolved that the maximum annual bonus payment to our CEO for 2019 will be capped at 200% of his annual base salary (the "Maximum Payment Cap"), which cap is in compliance with the Compensation Policy. Reaching the Maximum Payment Cap, in the opinion of the Compensation Committee and Board of Directors, is an extremely challenging task.

Subject to receipt of shareholder approval of the above annual cash bonus, related objectives, weights  and terms thereof for Mr. Palti, the Compensation Committee and the Board of Directors will determine, following approval by the Board of Directors of the Company's audited financial statements for the 2019 fiscal year, and without the need for further shareholder approval, the actual bonus to be paid, if any, to Mr. Palti, with respect to calendar year 2019.

2019 Equity Grant

As remuneration for his contribution and efforts as the CEO of the Company, in line with the limitations set forth in our Compensation Policy with respect to equity-based compensation, and in accordance with our Amended and Restated Share Option and RSU Plan (the “Option Plan”), our Compensation Committee and Board of Directors have resolved, and are recommending that the shareholders approve, the grant to Mr. Ira Palti, in his role as our CEO, of 225,000 options to purchase 225,000 Ordinary Shares (the “Options”), under the following terms:

Subject to shareholder approval, the Options will be granted at the date of the Meeting (the "Grant Date") with an exercise price equal to the average closing price of the Company’s Ordinary Shares on the Nasdaq Global Select Market (“Nasdaq”) for the period equal to thirty (30) consecutive trading days immediately preceding the Grant Date. The vesting period of the Options shall be three (3) years, of which 33.3% of the Options shall vest on the first anniversary of the Grant Date and 8.34% of the remaining Options shall vest every quarter for the next two years. Subject to an earlier expiry in accordance with the terms of the Option Plan, the Options will expire upon the earlier of (i) six (6) years after the Grant Date, or (ii) at such time as the closing price of the Shares on Nasdaq falls below fifty percent (50%) of the exercise price detailed above and remains in such price or in a lower price for a period of at least 90 days (the “Knockout”), in which case the Options shall be cancelled automatically,. The Options will be granted through a trustee under the "Capital Gains Route" of Section 102(b)(2) of Israeli Income Tax Ordinance and shall be otherwise subject to the terms and conditions of the Option Plan.

The value of the proposed option grant to our CEO for 2019 equals, at the date of this Proxy Statement, approximately $315,600.

Our Compensation Committee and Board of Directors believe that the proposed grant of Options is appropriate and suitable, considering, among others, the importance of motivating and incentivizing our CEO through the grant of equity, a compensation element, which includes vesting over a total of three years, thus having a long term incentive value, which also contributes to the alignment of our CEO’s interests with those of the Company and its shareholders over the long term. In approaching our shareholders with this proposed resolution, our Compensation Committee and Board of Directors have taken into account the dilutive impact of the equity grant on our shareholders, and are continuing to implement measures - such as shortening the life of each Option grant to six years and the automatic Knockout – in order to effectively address this issue while maintaining our ability to recruit, retain and motivate highly talented executives, such as our CEO.

Our Compensation Committee and Board of Directors believe that the grant of annual cash bonus payment and equity to our CEO is in the Company's best interests and is in line with the compensation philosophy, objectives, limits and caps set forth in the Compensation Policy. When reaching their conclusion, our Compensation Committee and Board of Directors analyzed all factors and considerations required under the Companies Law and under our Compensation Policy, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by Mr. Palti, the estimation of Mr. Palti's expected contribution and the importance of Mr. Palti to the future growth and profitability of the Company.

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy or by proxy card, is required for the approval of our CEO’s 2019 cash bonus plan and Options grant ; provided that, the majority of the shares voted in favor of this proposal are not held by "controlling shareholders" or shareholders with "personal interest" in the approval of such proposal, not taking into account any abstention, or that the total number of shares referred to above voted against this proposal, does not exceed two percent of the aggregate voting rights in the Company.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Ceragon, that is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to the special majority required for the approval of this proposal.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the cash bonus plan and the grant of 225,000 options to purchase 225,000 Ordinary Shares of the Company, to our CEO, for the year 2019, all upon the terms described in this Item 1."

The Board of Directors, with the exception of Mr. Ira Palti who expresses no recommendation as to the vote on the above proposal, recommends a vote "FOR" approval of the proposed resolution.

ITEM 2

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting.

General

At the Meeting, the shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global (“Kost Forer”), as the Company’s independent auditor for the fiscal year ending December 31, 2019, and until immediately following the next annual general meeting of shareholders.

Kost Forer has served as the Company’s independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other services that relate to transactional activities. Our Financial Audit Committee and the Board of Directors believe that such limited non-audit functions do not affect the independence of Kost Forer.

As a result of the combined provisions of the Israeli law, our Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent auditor requires the approval of the shareholders of the Company, and its remuneration requires the approval of our Financial Audit Committee; The Company's Financial Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Kost Forer, and have recommended their re-appointment as the Company’s independent auditor for the fiscal year ending December 31, 2019, and until immediately following the next annual general meeting of shareholders. Approval of that appointment is now being sought from the Company’s shareholders.

The following table presents the aggregate amounts of fees paid by the Company to Kost Forer for its services to the Company for the fiscal year ended December 31, 2018:

Services Rendered	Fees

Audit (1)	$678,000
Tax (2)	$117,500
Other Services (3)	$22,000
Total (4)	$817,500

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Tax fees relate to tax compliance, planning and advice.
(3)	Other consulting services.
(4)	All non-audit fees are subject to specific approvals by the Company's Financial Audit Committee.

Required Vote

The affirmative vote of holders of the majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy or by proxy card, is required for the re-appointment of Kost Forer as the Company's independent auditor.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditor of the Company for the fiscal year ending December 31, 2019, and until immediately following the next annual general meeting of shareholders.”

The Board of Directors recommends a vote "FOR" approval of the proposed resolution.

RECEIPT AND CONSIDERATION OF THE AUDITOR’S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2018 will be presented. The Company will hold a discussion with respect thereto, as required by the Companies Law. This item will not involve a vote of the shareholders.

The foregoing auditor's report and the audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2018 (filed with the SEC on March 31, 2019), may be viewed on our website – https://www.ceragon.com/investors/financial-information or through the EDGAR website of the SEC at www.sec.gov. None of the auditor's report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

ZOHAR ZISAPEL Chairman of the Board of Directors	IRA PALTI Director, President and Chief Executive Officer
August 12, 2019

CERAGON NETWORKS LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 16, 2019

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint/s Ira Palti and Ran Vered, or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorize/s them to represent and to vote as designated on the reverse side of this Proxy, all of the ordinary shares of Ceragon Networks Ltd. (the “Company”) that the shareholder(s) is/are entitled to vote at the annual general meeting of shareholders to be held at 5:00 p.m., on Monday, September 16, 2019, at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE BY THE SHAREHOLDER, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF. ABSTENTIONS WILL BE COUNTED AS PRESENT FOR PURPOSES OF DETERMINING A QUORUM BUT WILL NOT BE COUNTED IN CONNECTION WITH THE VOTE ON ANY PROPOSAL AS TO WHICH THE SHAREHOLDER HAS ABSTAINED.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CERAGON NETWORKS LTD.

SEPTEMBER 16, 2019

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.
Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS No. 1 and No. 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN

Each shareholder voting at the meeting or prior thereto by means of this accompanying proxy card is requested to notify us if he, she or it is a “Controlling Shareholder” or has a “Personal Interest” in connection with Proposal 1 as a condition for his, her or its vote to be counted for the special disinterested majority required for the approval thereof. If any shareholder casting a vote in connection thereto does not notify us if he, she or it is a “Controlling Shareholder” or has a “Personal Interest” with respect to Proposal 1, he, she or it will be considered as a “Controlling Shareholder” or as having a “Personal Interest” and his, her or its vote with respect to such Proposal will not be counted for the special disinterested majority required for the approval thereof.
		1.	To approve a cash bonus plan and equity compensation to our Chief Executive Officer for 2019.	☐	☐	☐

				YES	NO
			Do you have a "Personal Interest" in item 1 above?	☐	☐

Under the Companies Law, 5759-1999 (the “Companies Law”), in general, a person is deemed to have a personal interest if any member of his or her immediate family, or the immediate family of his or her spouse, has a personal interest in the adoption of the proposal; or if a company, other than Ceragon, that is affiliated with such person or affiliated with his or her spouse, has a personal interest in the adoption of the proposal.

Please note - you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares.

For further information regarding the definition of "Personal Interest", please see the explanation under Item 1 of the Proxy Statement.

				YES	NO
			Are you a "Controlling Shareholder"?	☐	☐

Under the Companies Law, in general, a person will be deemed to be a "Controlling Shareholder" if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

PLEASE NOTE THAT IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN ITEM 1 ABOVE

				FOR	AGAINST	ABSTAIN
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐	2.
To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2019 and until immediately following the next annual general meeting of shareholders.
				☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.